[Ignite Restaurant Group, Inc. Letterhead]

August 13, 2013

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549-3561

Attn:  David R. Humphrey, Accounting Branch Chief

Re:          Ignite Restaurant Group, Inc.

Form 10-K for the year ended December 31, 2012

Filed March 20, 2013

File No. 001-35549

Dear Mr. Humphrey:

We are responding to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) contained in the letter from the Staff, dated July 23, 2013, concerning the Ignite Restaurant Group, Inc. (the “Company”) Form 10-K for the year ended December 31, 2012, filed March 20, 2013 (the “Form 10-K”), and Form 8-K/A, as of April 9, 2013, filed June 25, 2013 (the “Form 8-K/A”).  For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Segment Reporting, page 54

1.             We note from your disclosure here that you believe you meet the aggregation criteria to report both restaurant brands in one segment because both of your brands compete in the full-service casual dining industry and possess similar production methods, distribution methods and economic characteristics.  However, given your disclosure on page 43 that you calculate average guest check for Joe’s (based on the number of entrees sold) but not for Brick House because the high level of alcohol and appetizer sales at Brick House makes estimating customers difficult, it appears margins may be significantly different between the two brands as alcohol sales tend to result in higher margins than food sales. Please provide us with a summary of the respective margins for your restaurant brands for each of the periods presented, and tell us what consideration you gave to these margins in the determination that your restaurant brands have similar economic characteristics.

Response: While Brick House has a higher beverage to food sale ratio, the average gross margin for Brick House was 72% for fiscal years 2008 to 2012 compared to Joe’s which was 70% over the same period.  This represents a 2% absolute value margin difference or a 3% relative basis difference.  While there is not bright-line guidance from ASC 280 or the Commission on testing for “similar economic characteristics,” we believe this demonstrates that the two brands have similar economic characteristics.

The following table sets forth a gross margin analysis by brand for the fiscal years presented in the Form 10-K as well as information for the twenty-six weeks ended July 1, 2013, which we also believe demonstrates similar economic characteristics among the two brands.

	Twenty-six weeks ended July 1, 2013	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
Joe’s	69.1%	68.4%	68.1%	70.2%
Brick House	71.5%	71.6%	71.7%	72.9%
Combined	69.3%	68.7%	68.5%	70.4%
Absolute value margin difference	2.4%	3.2%	3.6%	2.7%
Relative basis margin difference	3.4%	4.5%	5.0%	3.7%

Even though Brick House generates gross margins that are similar to Joe’s, since its existence in 2008 it has been an insignificant portion of the overall business and has not experienced the same level of growth as the Joe’s brand.  On average, Brick House revenues have been at or below 10% of our total net revenues.  The only exception to this trend over the period from fiscal year 2008 to 2012 was fiscal year 2011 when revenues were 11.5% of our total net revenues.  In 2010, we opened half of the currently existing Brick House restaurants.  These newly opened locations were still operating in their honeymoon period in fiscal year 2011, which caused a temporary shift in the revenues contributed by each brand in that fiscal year.

We do not believe it is necessary to provide segment information about the Joe’s and Brick House brands for historic periods.  However, as discussed below, in light of our April 2013 acquisition of Mac Grill, we did include segment reporting about each of our brands for our Form 10-Q for the quarter ended July 1, 2013, and we expect to continue to provide segment reporting on each of Joe’s, Brick House and Mac Grill in our future annual and quarterly report filings.

2.             As a related matter, with regard to the April 2013 acquisition of Mac Grill, please tell us how you intend to report your segments in future filings. In your response, address the differing historical margins of Mac Grill as compared to Joe’s and Brick House.

Response: We acknowledge the Staff’s comment and advise the Staff that the acquisition of Mac Grill included 186 company-owned and 24 franchised restaurants.  In May 2013 we also filed a franchise disclosure document to become registered to sell Brick House franchises as an additional growth opportunity.  In connection with the acquisition of Mac Grill and considering the future growth plans of Brick House, we included segment reporting about each of our brands in our Form 10-Q for the quarter ended July 1, 2013 filed with the Commission on August 12, 2013 because we believe reporting information about each of our brands would be useful to readers of our financial statements. While Mac Grill is similar in size to Joe’s and also competes in the full service dining industry, it currently has a significantly different operating performance than our other two brands.  Even though Joe’s and Brick House continue to meet the aggregation criteria, we believe that providing this additional financial information for each of our brands consistent with our chief operating decision maker package will provide a better understanding of our overall operating results and better transparency to the reader of our three operating segments. The quarter ended July 1, 2013 was our first quarter that included the financial results of Mac Grill, and as discussed above in our response to the Staff’s comment number 1, we expect to continue to provide segment reporting in our future annual and quarterly report filings.

Form 8-K/A, as of April 9, 2013, filed June 25, 2013

Exhibit 99.3 — Pro Forma Financial Statements

3.             Please review all explanations and provide the adjustment amount and actual calculation, either in narrative form, parenthetically or in tabular form, for all adjustments.  For example, explanation (1) to the pro forma statement of operations should include the a table that begins with the historical statement of operations of Mac Grill, a column adding the six month period ended December 26, 2012, a column subtracting the prior year’s six month period, and a total column consistent with the column presented on the face pro forma statement of operations.  The calculations made to arrive at adjustments, such as those to depreciation and amortization as well as interest expense, should be set forth in greater detail.  Also, please explain how you determined the underlying factors such as useful lives and effective interest rates.

Response: We respectfully advise the Staff that we believe that the pro forma financial information set forth in the Form 8-K/A satisfies the requirements of Article 11 of Regulation S-X, as required by Items 2.01 and 9.01(b) of Form 8-K.  The historical financial statements for Mac Grill from which the twelve-month period are derived are included in the Form 8-K/A, as noted in explanation (1) to the pro forma statement of operations.  Mac Grill’s results of operations for the twelve-month period were calculated by adding its unaudited results of operations for the six months ended December 26, 2012 to its audited results of operations for the year ended June 27, 2012 and then subtracting its unaudited results of operations for the six months ended December 28, 2011, each of which are included in the Form 8-K/A. Given that calculating the financial information for the twelve-month period requires only addition and subtraction, we are of the view that a more detailed reconciliation would not provide a substantive additional benefit to investors.  While we recognize that more detail could be included, we do not believe a more detailed reconciliation is required by Article 11 of Regulation S-X and think the current level of detail adequately conveys the pertinent information to our investors.

We also respectfully note that the captions for the line items between the Company’s financial statements and Mac Grill’s financial statements are nearly identical and, accordingly, there were limited reclassifications made to conform the presentation.  Therefore, given the similarity of the line items, we believe that our current presentation provides our stockholders with an efficient and accurate presentation and do not think a more detailed reconciliation would be helpful to the Company’s stockholders.

Furthermore, after carefully considering the Staff’s comment, we continue to believe that the detail we provide with respect to depreciation and amortization, interest expense and other line items in the pro forma financial statements included in the Form 8-K/A is appropriate and customary for an Item 2.01/9.01 Form 8-K.

Due to these factors, we do not believe it is necessary or useful to amend the Form 8-K/A to reflect the potential changes discussed above.

The Company does, however, have a registration statement on Form S-1 (No. 333-189840) on file with the Commission which is still undergoing the review process.  Therefore, we acknowledge that this registration statement or any future registration statements may require additional Mac Grill financial statements and/or pro forma financial statements in order to be declared effective.  Accordingly, before requesting that a registration statement be declared effective, we would amend such registration statement to include required additional financial statements in addition to greater detail regarding the calculations made to arrive at certain adjustments, including depreciation and amortization and interest expense.

*   *   *

In addition, the Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 8-K/A;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Form 8-K/A; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or need any additional information, please feel free to contact me at (713) 366-7504.

Very truly yours,

/s/ Michael J. Dixon

Michael J. Dixon
President and Chief Financial Officer

cc:           Ms. Amy Geddes (Securities and Exchange Commission)

Ms. Ann Iverson (Ignite Restaurant Group, Inc.)

Mr. Raymond A. Blanchette, III (Ignite Restaurant Group, Inc.)

Mr. Edward W. Engel (Ignite Restaurant Group, Inc.)

Mr. Brad Leist (Ignite Restaurant Group, Inc.)

Mr. Keith M. Townsend (King & Spalding LLP)

Mr. Randy Gray (PricewaterhouseCoopers LLP)